1102037
0-30458
P.E. 8/31/01

FORM 6-K

02011839

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JAN 2 4 2002 316 PROCESSING SECTION WASH, D.C.

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months ending in February, May, and August,2001.

SCS Solars Computing Systems Inc.
(Translation of registrant=s name into English)

440-789 W. Pender St. Vancouver, British Columbia V6C 1H2
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

INDEX TO EXHIBITS

Item
Information Circular March 30,2001
Quarterly Report for Quarter ending February 28,2001
Quarterly Report for Quarter ending May 30,2001
Quarterly Report for Quarter ending August 31,2001

PROCESSED
FEB 0 8 2002
THOMSON FINANCIAL P

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCS Solars Computing Systems Inc.

Date: January, 2002

By: ________________________
Andrew O'Leary, President

SCS SOLARS COMPUTING SYSTEMS INC.

INFORMATION CIRCULAR

(containing information as at March 30, 2001 unless otherwise noted)

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of SCS Solars Computing Systems Inc. (the "Company") for use at the 2001 Annual General Meeting of members of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this information circular. The costs of this solicitation will be borne by the Company.

Note: The term "member" as defined in the *Company Act*, R.S.B.C. 1979, c.59 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company of rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so** either by:

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Corporate Trust Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or to the registered office of the Company, Suite 1020, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;

(b) any proposed nominee for election as a director of the Company; and

(c) any associate or affiliate of any of the foregoing persons.

RECORD DATE

Any shareholder of record at the close of business on April 16, 2001, who either personally attends the meeting or has completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have his shares voted at the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value. The Company has 45,366,550 common shares issued and outstanding as of the date hereof. Each outstanding share is fully paid and non-assessable, and carries the right to one vote.

Only members of record at the close of business on April 16, 2001 (the "Record Date"), who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein, shall be entitled to vote or to have their shares voted at the Meeting.

Each member is entitled to one vote for each common share registered in his/her/its name on the list of members, which is available for inspection during normal business hours at Computershare Trust Company of Canada, Corporate Trust Department, 510 Burrard Street, Vancouver, British Columbia, and at the Meeting. If the member is a corporation and will not be voting by proxy, the corporation must deliver to the Company before the time of the meeting a certified true copy of a resolution of its directors authorizing a person to act as its representative at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended November 30, 2000 and the auditors' report thereon will be placed before the meeting.

APPOINTMENT AND REMUNERATION OF AUDITOR

KPMG, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3, will be nominated at the meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

STATEMENT OF EXECUTIVE COMPENSATION

(a) Summary Compensation Table

The following table is a summary of compensation paid to the Company's Chief Executive Officer and to each of the Company's four most highly compensated Executive Officers who received annual compensation in the most recently completed financial year in excess of $100,000 ("Named Executive Officers") for the Company's three most recently completed financial years. There are no other Named Executive Officers. Specific aspects of this compensation are dealt with in further detail in the following tables.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Brian Lawrence O'Brien (1) Chairman, C.E.O.	2000	142,640	N/A	N/A	0	0	0	0

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Francis D. Wells (2) Vice Chairman (former President)	2000 1999 1998	84,000 84,000 72,000	N/A N/A N/A	N/A N/A N/A	235,000 500,000 35,000	0 0 0	0 0 0	0 0 0
Andrew O'Leary (3) President & C.E.O.	2000 1999 1998	112,000 84,000 84,000	N/A N/A N/A	N/A N/A N/A	200,000 500,000 0	0 0 0	0 0 0	0 0 0
Robert Chisholm (4) C.F.O.	2000 1999	93,000 14,000	N/A N/A	N/A N/A	500,000 0	0	0	0
Susan Seminew Director of Sales	2000	102,000	N/A	N/A	250,000	0	0	0

(1) Mr. O'Brien was appointed Chairman and C.E.O. May 31, 2000

(2) Wells acted as President of the Company from September 22, 1997 to December 11, 1997.

(3) Mr. O'Leary was appointed President and Chief Executive Officer of the Company on March 26, 1998.

(4) Mr Chisholm was appointed C.F.O. August 2, 1999

(b) Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

No Long-Term Incentive Plan awards were made to the Named Executive Officers during the Company's most recently completed fiscal year ended November 30, 2000. A "Long-Term Incentive Plan" is a plan whereby officers are granted awards which are earned over a period of one year.

(c) Options Granted to Named Executive Officers During the Most Recently Completed Fiscal Year

During the Company's most recently completed fiscal year ended November 30, 2000, the following incentive stock options were granted to persons who were Named Executive Officers of the Company:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Brian Lawrence O'Brien	0	N/A	N/A	N/A	N/A
Frank Wells Vice Chairman	235,000	9.5	$1.30	$1.15	Jan. 14, 2002
Andrew O'Leary President	200,000	8.0	$1.30	$1.15	Jan. 14, 2002
K. Barry Sparks Director	100,000	4.00	$1.30	$1.15	Jan. 14, 2002
Patricia Wilson Corporate Secretary	150,000	6.00	$1.30	$1.15	Jan. 14, 2002
Robert Chisholm C.F.O.	500,000	20.0	$1.30	$1.15	Jan. 14, 2002

(d) Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Fiscal Year-End Option Values

During the Company's most recently completed fiscal year ended November 30, 2000, the following incentive stock options were exercised by persons who were Named Executive Officers of the Company:

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-The-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Frank Wells	0	0	235,000	$ N/A
Andrew O'Leary	0	0	200,000	$ N/A
Charles S.Walker	0	0	600,000	$ N/A
K.Barry Sparks	0	0	100,000	$ N/A
Patricia Wilson	0	0	150,000	$ N/A
Robert Chisholm	0	0	500,000	$ N/A

(e) Compensation of Directors

The Company does not compensate its directors in their capacities as such. The Company grants stock options to certain of its directors from time to time.

ELECTION OF DIRECTORS

Management has proposed to set the number of directors at four and the persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein. **MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES IN ADDITION TO THOSE NAMED.**

The following persons are proposed to be nominated by management for election as directors at the annual general meeting:

Name and Present Position in the Company(1)	Principal Occupation for the Past Five Years	Director Since	No. of Shares Beneficially Owned, Controlled or Directed(2)
ANDREW O'LEARY President	Independent information technology Consultant, 1991 to Oct/95; Technical Director to the Company, Nov/95 to Aug/97; Vice-President, Technology, of the Company, Sep/97 to Feb/98; President and Chief Executive Officer of the Company, Mar/98 to present	Mar. 26, 1998	2,100,000
FRANCIS D. WELLS Vice Chairman & Director	President, Solars Computing Systems Inc., Jan/92 to Sep/95; Chairman of the Company, Sep/95 to present	May 8, 1996	943,778
PATRICIA WILSON Director, Corporate Secretary (2)	Accountant, MacDonald Associates, Mar/91 to present	Oct. 18, 1995	1,409,234
BRIAN LAWRENCE O'BRIEN Chairman, Chief Executive Officer and Director	President, Scotia Capital Markets 1989 to1997; Executive Vice-President and Chief Operating Officer, C.M. Oliver Inc., 1998; Vice-Chairman, Canaccord Capital Corporation, 1998 to 2000	Apr. 10, 2000	335,000
CHARLES S. WALKER Director(2)	President, Walker Group of Companies	Apr. 19, 1999	241,667
K. BARRY SPARKS Director (2)	Chairman, Hawk Capital Corporation, corporate advisory and management company, and President, Torvan Capital Group Inc., corporate	May 8, 1996 to Feb. 3, 1998;	2,526,900

	advisory and management company: Chairman of Cenco Technologies Corp.:prior to November 1995, President, Targa International Corporation, international trade and investment company.		

(1) The information on principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Member of the Audit Committee.

The Company does not have an executive committee of the board of director

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At November 30, 2000 a Director was indebted to the Company for a total of $109,171 of which $98,421 bears interest at bank prime plus 2%. The loan is secured by common shares of the Company held by the Director

.INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, nor proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company, has or has had any material interest, direct or indirect, since the commencement of the Company's last financial year, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries except as set out in this Information Circular.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in this Information Circular and the Notice of Meeting accompanying this Information Circular. However, subject to the *Company Act* (British Columbia), if any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

APPROVAL OF INFORMATION CIRCULAR

The contents of this information circular have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS
OF SCS SOLARS COMPUTING SYSTEMS INC.

"Brian Lawrence O'Brien"

LAWRENCE O'BRIEN
Chairman

B.C. FORM 51-90IF

Quarterly Report

Incorporated as part of: ______________ **Schedule A**

_____X_______ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: S C S SOLARS COMPUTING SYSTEMS INC.

ISSUER ADDRESS: 210 - 1455 BELLEVUE AVE. WEST VANCOUVER, B.C.

CONTACT PERSON: PATRICIA WILSON

CONTACT'S POSITION: DIRECTOR

CONTACT'S TELEPHONE NUMBER: 604-903-2040

FOR QUARTER ENDED: FEBRUARY 28, 2001

DATE OF REPORT: APRIL 16, 2001

WEBSITE: www.solars.com

E.MAIL: info@solars.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C

FRANK D. WELLS	"F.D. Wells"	01/04 /18
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**
PATRICIA WILSON	"P.Wilson"	01/04/ 18
	SIGN (TYPED)	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Balance Sheet
as at February 28, 2001 and February 29, 2000
(Unaudited)

		2001	2000
ASSETS			
Current Assets:			
	Cash and Term Deposits	$302,824	$(5,027)
	Short Term Investments	0	1,695,999
	Accounts Receivable & Prepaid Expenses	215,093	201,330
	Other Receivables	433,858	230,387
		951,775	2,122,689
Capital Assets @ Cost		352,683	207,193
Software Technology & Deferred Development Costs		1,788,622	2,444,623
		$3,093,080	$4,774,505
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
	Accounts Payable & Accruals	$339,199	$112,887
		339,199	112,887
Shareholders' Equity			
	Share Capital	14,964,059	12,223,881
	Deficit	(12,210,178)	(7,562,263)
		2,753,881	4,661,618
		$3,093,080	$4,774,505

Approved on Behalf of the Board

....

Director Director

SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Operations and Deficit
as at February 28, 2001 and February 29, 2000
(unaudited)

	2001	2000
Sales	$280,840	$252,708
Interest and other Income	4,289	9,079
Total Income	285,129	261,787
Cost of Sales	138,690	137,812
Gross Income	**146,439**	**123,975**
Expenses:		
Bank Charges & Interest	981	2,030
Bad Debts	0	0
Business Development	34,568	320,013
Consulting Fees	134,588	0
Depreciation/Amortization	168,014	10,618
Foreign Exchange Gain/Loss	(1,144)	0
Legal & Accounting	93,980	42,886
Marketing	9,126	187,319
Office & General	106,995	24,122
Rent & Utilities	77,150	25,839
Agent & Filing Fees	5,281	20,818
Salaries and benefits	415,114	208,903
Total Expenses	**1,044,653**	**842,548**
Net Income (Deficit)	**(898,214)**	**(718,573)**
Deficit, beginning of the period	(11,311,964)	(6,843,690)
Deficit, end of the period	**$(12,210,178)**	**$(7,562,263)**

SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Cash Flows
as at February 28, 2001 and February 29, 2000
(unaudited)

	2001	2000
Cash Flows From Operating Activities		
Gain (Loss) for the period	$(898,214)	$(718,573)
Add items not involving cash:		
Depreciation/Amortization	168,014	10,618
Changes in non-cash operating working capital:		
Accounts receivable and prepaid expenses	(13,534)	(250,667)
Other Receivables	0	(121,634)
Accounts payable and accrued liabilities	74,143	0
Net cash provided by operating activities	**(669,591)**	**(1,080,256)**
Cash Flows From Investing Activities		
Purchase of short-term investments	750,720	0
Purchase of capital assets	(7,575)	(79,278)
Software technology and deferred development	0	(1,626,885)
Net cash used for investing activities	**743,145**	**(1,706,163)**
Cash Flows From Financing Activities:		
Issue of shares for cash	0	2,587,433
Net cash provided by financing activities	**0**	**2,587,433**
Increase (Decrease) In Cash	**73,554**	**(198,986)**
Cash, Beginning of Period	229,270	1,889,958
Cash, End of Period	**$302,824**	**$1,690,972**

SCS SOLARS COMPUTING SYSTEMS INC.
Supplementary information
For the period ended February 28, 2001

Related Party Transactions:

For the current year to date:
The following fees to Directors and Officers were paid or accrued:

1.	Brian Lawrence O'Brien	Chairman and C.E.O.	$ 60,000
2.	Frank Wells	Vice Chairman	21,000
3.	Andrew O'Leary	President	21,000
4.	Patricia Wilson	Corporate Secretary	12,000
5.	Robert Chisholm	C.F.O	30,000

EW

2, For the quarter under review:

(a) Summary of securities issued during the period: Nil

Issued and fully paid:

	Number	Amount
Balance February 28, 2001	*45,366,550*	*$ 15,223,881*

b) Summary of options granted:
Nil

3, As at the end of the quarter:
(a) *Authorized Capital* 100,000,000 N.P.V.

(b) Options outstanding:

600,000	@ $1.30 May 10, 2001
550,000	@ $1.30 May 26, 2001
2,025,000	@ $1.30 February 10, 2002

(c) Warrants Outstanding:

June 07, 1999	1,000,000	@ $1.75	Expires 06,09,2001
April 10, 2000	1,250,000	@ $0.60	Expire 04,10, 2001
April 10, 2000	625,000	@ $0.60	Expire 04,10, 2001

(c) Shares held in escrow: 3,696,208

(e) List of Directors:

Lawrence O'Brien Frank Wells Andrew O'Leary K. Barry Sparks Patricia Wilson Charles S. Walker

MANAGEMENT REPORT
February 28, 2001

In the period under review the Company was successful in signing four new consolidators to its LiveLinks product and upgrading five consolidators to its LiveLink*Plus product.
December 5, 2000 a joint venture agreement was signed with Patheo.
On December 20, 2000 the court case with GATT was dismissed.
The Company completed its registration of its common shares under the US Securities Exchange Act of 1934 (20F).

During the period 1,250,000 warrants and 625,000 brokers warrants were reduced from $1.30 and $1.20 respectively to $0.60. Subsequent to the end of the end of the period the exercise date of these warrants was extended by two months to June 10, 2001.

No payments were made to outside investor relations.

On behalf of the Board

"Frank Wells"

B.C. FORM 51-90IF

Quarterly Report

Incorporated as part of: ______________ **Schedule A**

_____X________ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: S C S SOLARS COMPUTING SYSTEMS INC.

ISSUER ADDRESS: 210 - 1455 BELLEVUE AVE. WEST VANCOUVER, B.C.

CONTACT PERSON: PATRICIA WILSON

CONTACT'S POSITION: DIRECTOR

CONTACT'S TELEPHONE NUMBER: 604-903-2040

FOR QUARTER ENDED: MAY 30, 2001

DATE OF REPORT: JULY 30, 2001

WEBSITE: www.solars.com

E.MAIL: info@solars.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C

FRANK D. WELLS	"F.D. Wells"	07/30/01
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**
PATRICIA WILSON	"P.Wilson"	07/30/ 01
	SIGN (TYPED)	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

SCS SOLARS COMPUTING SYSTEMS INC.
Consolidated Balance Sheet
as at May 31, 2001 and May 31, 2000
(Unaudited – Prepared by Management)

	2001	2000
ASSETS		
Current Assets:		
Cash and Term Deposits	$ 214,809	$ 331,967
Advances UK	0	44,473
Short Term Investments	0	2,600,007
Accounts Receivable & Prepaid Expenses	209,140	442,876
Other Receivable	433,858	649,335
	857,807	4,068,658
Capital Assets @ Cost	720,190	684,849
Less Accumulated Depreciation	(397,061)	(277,128)
	323,129	407,721
Software Technology & Deferred Development Costs	1,650,918	2,220,328
	$ 2,831,854	$ 6,696,707
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable & Accruals	$ 399,999	$ 360,237
	399,999	360,237
Shareholders' Equity		
Share Capital	15,532,859	14,963,055
Deficit	(13,101,004)	(8,626,585)
	$ $2,831,854	$ 6,696,707

Approved on Behalf of the Board

Director

Director

SCS SOLARS COMPUTING SYSTEMS INC.
Consolidated Statements of Cash Flows
as at May 31, 2001 and May 31, 2000
(Unaudited – Prepared by Management)

	2001	2000
Cash Flows From Operating Activities		
Gain (Loss) for the period	$ (1,789,040)	$ (1,782,895)
Add items not involving cash:		
Depreciation/Amortization	335,272	161,003
Changes in non-cash operating work capital:		
Accounts receivable and prepaid expenses	(7,581)	(261,826)
Other Receivables	0	125,716
Accounts payable and accrued liabilities	134,943	0
Net cash provided by operating activities	**(1,326,406)**	**(1,758,002)**
Cash Flows From Investing Activities		
Purchase of short-term investments	750,720	(1,060,008)
Other Receivables		(693,808)
Purchase of capital assets	(7,575)	(298,432)
Software technology and deferred development	0	(34,349)
Net cash used for investing activities	**743,145**	**(2,086,597)**
Cash Flows From Financing Activities:		
Issue of shares for cash	568,800	3,826,607
Net cash provided by financing activities	**568,800**	**3,826,607**
Increase (Decrease) In Cash	**(14,461)**	**(17,992)**
Cash, Beginning of Period	229,270	349,959
Cash, End of Period	**$ 214,809**	**$ 331,967**

SCS SOLARS COMPUTING SYSTEMS INC.
Consolidated Statements of Operations and Deficit
as at May 31, 2001 and May 31, 2000
(Unaudited – Prepared by Management)

		2001		2000
Sales	$	586,026	$	462,790
Interest and other Income		6,375		57,318
Total Income		592,401		520,108
Cost of Sales		287,367		260,700
Gross Income		**305,034**		**259,408**
Expenses:				
Bank Charges & Interest		2,460		3,051
Bad Debts		0		0
Business Development		73,953		0
Consulting Fees		220,588		292,704
Depreciation/Amortization		335,272		161,003
Foreign Exchange Gain/Loss		(8,850)		4,302
Legal & Accounting		168,442		88,751
Marketing		35,639		203,781
Office & General		215,870		535,105
Rent & Utilities		176,844		119,736
Agent & Filing Fees		34,334		38,970
Salaries and benefits		839,522		594,900
Total Expenses		2,094,074		2,042,303
Net Income (Deficit)		**(1,789,040)**		**(1,782,895)**
Deficit, beginning of the period		(11,311,964)		(6,843,690)
Deficit, end of the period	$	**(13,101,004)**	$	**(8,626,585)**

SCS SOLARS COMPUTING SYSTEMS INC.
Supplementary information
For the period ended May 30, 2001

Related Party Transactions:

For the current year to date:
The following fees to Directors and Officers were paid or accrued:

1.	Brian Lawrence O'Brien	Chairman and C.E.O.	$120,000
2.	Frank Wells	Vice Chairman	42,000
3.	Andrew O'Leary	President	42,000
4.	Patricia Wilson	Corporate Secretary	24,000
5.	Robert Chisholm	C.F.O	60,000

2, For the quarter under review:

(a) Summary of securities issued during the period: Nil

Issued and fully paid:

	Number	Amount
Balance February 28, 2001	45,366,550	$ 15,223,881
Committed not issued	2,759,200	689,800

b) Summary of options granted:
Nil

3, As at the end of the quarter:
(a) Authorized Capital 100,000,000 N.P.V.

(b) Options outstanding:

1,975,000 @ $1.30 February 10, 2002

(c) Warrants Outstanding:

April 10, 2000	1,250,000	@ $0.60	Expire 04,10, 2002
April 10, 2000	625,000	@ $0.60	Expire 04,10, 2002

(c) Shares held in escrow: 3,696,208

(e) List of Directors:

Lawrence O'Brien CEO and Chairman, Frank Wells Vice Chairman, Andrew O'Leary President, Patricia Wilson Corporate Secretary K. Barry Sparks, Charles S. Walker,

MANAGEMENT REPORT
May 30, 2001

In the first six months of fiscal 2001, the Company was successful in signing six new consolidators to its LiveLinx product, as follows: Brazilian Wave Tours; Up and Away Travel; Hari World Travel; Airliners; Trade Winds Associates, Inc.; and TFI Tours. The Company has also expanded its sales and usage of LiveLinx*PLUS by signing nine of its air consolidators onto this new product. Usage of this new system has been slower than anticipated, but continues to grow. Customers of the LiveLinx*PLUS product pay a booking fee based upon usage.

On December 20, 2000 the court case with Grand Adventures Tours and Travel was dismissed. At that time both parties agreed to drop their respective claims against one another and fully dismissed the pending lawsuits without any financial consideration by either party. Since this dismissal the level of interest by third parties in the Company's TourTek Software Management System has grown significantly. The Company's TourTek division is presently in discussions with and have completed demonstrations for a number of Canadian and US Tour Operators.

During the quarter ending May 31, 2001 the Company introduced the TourTek Service Bureau. The TourTek Service Bureau's pricing model has been structured to accommodate the smaller tour operator, as it is based on the philosophy of 'pay as you go'. The Company presently has one signed contract for this service bureau and once it has signed two additional customers it will operationally launch this product. The Company anticipates this launch to occur in the fourth quarter of this year.

The company has completed the changes necessary in the WINGS database product to make it a truly global fare management system. The legacy WINGS software product was written in FoxPro 3 and SolarNet has completed its upgrade of the system to FoxPro 6, the most recent version. This has enabled SolarNet to make the software international in functionality. This new and improved version of WINGS will also be functional in the US and, as a result, will be the only version the company will offer to its clients. Since upgrading the WINGS software the Company has received interest in the WINGS fare management system from companies in the Pan Pacific/Asian, Canadian and European regions.

The Company entered into an agreement whereby Amadeus' 55,000 travel agency locations worldwide can access consolidator fares, view fare rules and perform booking requests through a new, direct bypass to the Company's "Solarnet" application. Amadeus will promote the usage of the Solarnet application to its agencies worldwide, who can access fare information for participating consolidators via Solarnet's LiveLinx product, free of charge, eliminating timely telephone calls and hold times presently encountered in booking with a consolidator. Amadeus agencies will also benefit from access to Solarnet's LiveLinx* PLUS product, which allows the agency to check flight availability, fare rules and transmit a booking request directly to participating consolidators that utilize the Amadeus GDS within their office location.

Quarterly Financial Data

The Company's total sales for the six months ended May 31, 2001 were $586,026 as compared to $462,790 for the corresponding period in the year 2000, an increase of $123,236 or 26.6%. The Company's sole source of revenue during this period was from the sale of its SolarNet distribution product.

Cost of goods sold in the six months ended May 31, 2001 was $287,367 compared to $260,700 in the corresponding period in the year 2000. The corresponding gross margins were 51% in 2001, 43.7% in 2000.

Operating expenses consist primarily of salaries and benefits, consulting fees, legal and accounting, marketing, office and general and rent and utilities. The operating expenses for the six months ended May 31, 2001 were $2,094,074 as compared to $2,042,303 in the corresponding period in the year 2000.

The Company had working capital of $457,808 at May 31, 2001 compared to $931,493 at November 30, 2000. The Company believes that outside sources of financing, if needed, will be available to fund further research and development and ongoing operations. The form of any financing will vary depending upon prevailing market and other conditions. However, there can be no assurances that funds will be available on terms acceptable to the Company and its actions with respect to these activities will be guided accordingly. Subsequent to the end of the Company's second quarter, the Company completed a non-brokered private placement in the amount of $689,800.

Year to date there were no expenditures made to outside investor relations.

The Company received approval to reduce the exercise price of 1,250,000 outstanding share purchase warrants and 625,000 share purchase warrants issued to two brokerage firms from $1.30 to $0.60. Each warrant entitles the holder to acquire one common share of the Company. The warrants, which are held by a total of 61 warrant holders, were issued pursuant to a private placement which was completed on April 10, 2000. Insiders of the Company held less than 1% of the warrants. The expiry date of the warrants were also extended from April 10, 2001 to April 10, 2002.

Subsequent to the end of the period

On May 30, 2001 the Company completed an interim agreement, which will see the immediate installation of the TourTek Software Management System in a US Tour Operator.

The Company completed a non-brokered private placement of 2,759,200 units at a price of $0.25 per unit for gross proceeds of $689,800. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $0.35 into a common share of the Company for a period of one year.

On June 15, 2001Lawrence O'Brien tendered his resignation as Chief Executive Officer and on July 3, 2001 Mr. O'Brien tendered his resignation as a director and Chairman of the Board.

On behalf of the Board

"Frank Wells"

B.C. FORM 51-90IF

Quarterly Report

Incorporated as part of: ____________ **Schedule A**

_____X________ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: S C S SOLARS COMPUTING SYSTEMS INC.

ISSUER ADDRESS: 210 - 1455 BELLEVUE AVE. WEST VANCOUVER, B.C.

CONTACT PERSON: PATRICIA WILSON

CONTACT'S POSITION: DIRECTOR

CONTACT'S TELEPHONE NUMBER: 604-903-2040

FOR QUARTER ENDED: August 31, 2001

DATE OF REPORT: October 31, 2001

WEBSITE: www.solars.com

E.MAIL: info@solars.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C

FRANK D. WELLS	"F.D. Wells"	10/30 /01
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**
PATRICIA WILSON	"P.Wilson"	10/30/ 01
	SIGN (TYPED)	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

SCS SOLARS COMPUTING SYSTEMS INC.
Consolidated Balance Sheet
as at August 31, 2001 and August 31, 2000
(Unaudited)

	August 2001	August 2000	November 2000 Year end
ASSETS			
Current Assets:			
Cash and Term Deposits	$ 12,965	$ 127,170	$ 229,270
Short Term Investments	30,000	1,578,598	750,720
Accounts Receivable & Prepaid Expenses	279,058	275,457	216,559
Other assets	433,858	421,669	-
	755,881	2,405,894	1,196,549
Capital Assets @ Cost	740,186	704,695	712,615
Less Accumulated Depreciation	(428,168)	(306,704)	(338,599)
	312,018	397,991	374,016
Software Technology & Deferred Development Costs	1,513,294	2,094,774	2,345,183
	$ 2,581,193	$ 4,895,659	$ 3,915,748
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable & Accruals	$ 706,832	$ 241,142	$ 265,056
	706,832	241,142	265,056
Shareholders' Equity			
Share Capital	15,653,859	14,963,055	14,964,059
Deficit-Prior Years	(11,311,964)	(6,843,690)	(6,843,690)
Deficit-Current Year	(2,467,534)	(3,464,848)	(4,469,677)
	$ 2,581,193	**$ 4,895,659**	**$ 3,915,748**

Approved on Behalf of the Board

"F.Wells"
Director

"P.Wilson"
Director

SCS SOLARS COMPUTING SYSTEMS INC.
Consolidated Statements of Operations and Deficit
as at August 31, 2001 and August 31, 2000
(Unaudited)

	August 2001	August 2000	November 2000 Year end
Sales	$ 981,107	$ 709,120	$ 955,976
Interest and other Income	6,378	77,651	102,911
Total Income	987,485	786,771	1,058,887
Cost of Sales	536,394	399,552	532,926
Gross Income	**451,091**	**387,219**	**525,961**
Operating expenses:			
Depreciation and amortization	504,002	319,134	512,977
Bad debt	-		8,625
Business development	85,749	278,655	423,034
Bank charges	3,515	4,576	5,398
Consulting fees	298,588	639,056	728,214
Foreign exchange	(13,006)	4,302	1,974
Legal and accounting	194,750	269,751	464,416
Marketing	39,302	289,136	332,161
Office and general	304,147	502,657	593,931
Rent and utilities	259,728	184,604	287,257
Transfer agent and filing fees	41,083	42,455	44,568
Research and development	708,163	825,391	967,189
Salaries and benefits	492,903	492,350	625,894
Total Expenses	2,918,625	3,852,067	4,995,638
Net Income (Deficit) For The Period	**(2,467,534)**	**(3,464,848)**	**(4,469,677)**
Deficit, beginning of the period	(11,311,964)	(6,843,690)	**(6,843,690)**
Deficit, end of the period	$ **(13,779,498)**	$ **(10,308,538)**	**$(11,313,367)**

SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Cash Flows
as at August 31, 2001, August 31, 2000 and November 2001
(Unaudited)

		August 2001		August 2000	November 2000 Year end
Cash Flows From Operating Activities					
Gain (Loss) for the period	$	(2,467,534)	$	(3,464,848)	$ (4,469,677)
Add items not involving cash:					
Depreciation/Amortization		504,002		319,134	512,977
Changes in non-cash operating work capital:					
Accounts receivable and prepaid expenses		(77,499)		(497,407)	(35,509)
Accounts payable and accrued liabilities		441,777		6,621	30,535
Net cash provided by operating activities		**(1,599,254)**		**(3,636,500)**	**(3,961,674)**
****					
Cash Flows From Investing Activities					
Purchase of short-term investments		720,720		(38,599)	789,279
Other Receivables				(21,669)	-
Purchase of capital assets		(27,571)		(323,185)	(331,105)
Software and technologies licences		0		0	3,500
Promissory note receivable					(418,858)
Net cash used for investing activities		**693,149**		**(412,896)**	**13,374**
Cash Flows From Financing Activities:					
Issue of shares for cash		689,800		3,826,607	3,827,611
Net cash provided by financing activities		**689,800**		**3,826,607**	**3,827,611**
Increase (Decrease) In Cash		**(216,305)**		**(222,789)**	**(120,689)**
Cash, Beginning of Period		229,270		349,959	349,959
Cash, End of Period	**$**	**12,965**	**$**	**127,170**	**$ 229,270**

SCS SOLARS COMPUTING SYSTEMS INC.
Supplementary information
For the period ended August 31, 2001

Related Party Transactions:

For the current year to date:
The following fees to Directors and Officers were paid or accrued:

1.	Frank Wells	Vice Chairman	63,000
2.	Andrew O'Leary	President	63,000
3.	Patricia Wilson	Corporate Secretary	36,000
4.	Robert Chisholm	C.F.O	81,000

Paid to a former Director and officer

Brian Lawrence O'Brien	CEO, Chairman	150,000

2, For the quarter under review:

(a) Summary of securities issued during the period:
July 03, 2001 2,759,200 @ $0.25 Private placement

Issued and fully paid:

	Number	Amount
Balance August 31, 2001	48,125,750	$ 15,653,859

b) Summary of options granted:
Nil

3, As at the end of the quarter:
(a) Authorized Capital 100,000,000 N.P.V.

(b) Options outstanding:

1,975,000 @ $1.30 February 10, 2002

(c) Warrants Outstanding:

April 10, 2000	1,250,000	@ $0.60	Expire 04,10, 2002
April 10, 2000	625,000	@ $0.60	Expire 04,10, 2002
July 03, 2001	2,759,200	@ $0.35	Expire 07,03, 2002

(c) Shares held in escrow: 3,696,208

(e) List of Directors:

Frank Wells Andrew O'Leary K. Barry Sparks Patricia Wilson Charles S. Walker

MANAGEMENT REPORT
August 31, 2001

In the first nine months of fiscal 2001, the Company was successful in signing nine new consolidators to its LiveLinx product, as follows: Brazilian Wave Tours; Up and Away Travel; Hari World Travel; Airliners; Trade Winds Associates, Inc.; TFI Tours, South American Tours and Dan Travel. The Company has also expanded its sales and usage of LiveLinx*PLUS by signing nine of its air consolidators onto this new product. Usage of this new system has been slower than anticipated, but continues to grow. Customers of the LiveLinx*PLUS product pay a booking fee based upon usage. In August an agreement was reached with Skylink Travel to provide real time bookings and confirmations. It is anticipated that testing will be complete by the end of October. The Company will receive a transaction fee on each booking of $5.00 USD.

On December 20, 2000 the court case with Grand Adventures Tours and Travel was dismissed.

On May 30, 2001 the Company completed an interim agreement, which will see the immediate installation of the TourTek Software Management System in a US Tour Operator.

During the quarter ending May 31, 2001 the Company introduced the TourTek Service Bureau. The TourTek Service Bureau's pricing model has been structured to accommodate the smaller tour operator, as it is based on the philosophy of 'pay as you go'. The Company began testing one client for service bureau in August and once testing has been completed the service bureau will be launched and made available to other prospective clients.

The company has completed the changes necessary in the WINGS database product to make it a truly global fare management system. The legacy WINGS software product was written in FoxPro3 and SolarNet has completed its upgrade of the system to FoxPro6, the most recent version. This has enabled SolarNet to make the software international in functionality. This new and improved version of WINGS will also be functional in the US and, as a result, will be the only version the company will offer to its clients. Since upgrading the WINGS software the Company has received interest in the WINGS fare management system from companies in the Canadian, Pan Pacific/Asian and European regions.

In April, the Company entered into an agreement whereby Amadeus' 55,000 travel agency locations worldwide can access consolidator fares, view fare rules and perform booking requests through a new, direct bypass to the Company's "Solarnet" application. Amadeus will promote the usage of the Solarnet application to its agencies worldwide, who can access fare information for participating consolidators via Solarnet's LiveLinx product, free of charge, eliminating timely telephone calls and hold times presently encountered in booking with a consolidator. Amadeus agencies will also benefit from access to Solarnet's LiveLinx* PLUS product, which allows the agency to check flight availability, fare rules and transmit a booking request directly to participating consolidators that utilize the Amadeus GDS within their office location.

In August, the Galileo connection was launched directly from our Toronto office giving the Company worldwide distribution, particularly opening up access to the South Pacific, Asia and Europe.

Quarterly Financial Data

The Company's total sales for the nine months ended August 31, 2001 were $981,107 as compared to $709,120 for the corresponding period in the year 2000, an increase of $271,987 or 38.35%. The Company's sole source of revenue during this period was from the sale of its SolarNet distribution product.

Cost of goods sold in the nine months ended August 31, 2001 was $536,394 compared to $399,552 in the corresponding period in the year 2000.

Operating expenses consist primarily of salaries and benefits, consulting fees, legal and accounting, marketing, office and general and rent and utilities. The operating expenses for the nine months ended August 31, 2001 were $2,918,625 as compared to $3,852,067 in the corresponding period in the year 2000.

The Company had working capital of $39,049 at August 31, 2001 compared to $2,564,752 at August 31, 2000. The Company believes that outside sources of financing, if needed, will be available to fund further research and development and ongoing operations. The form of any financing will vary depending upon prevailing market and other conditions. However, there can be no assurances that funds will be available on terms acceptable to the Company and its actions with respect to these activities will be guided accordingly. Considerable cost cutting measures have been put in place (see subsequent events).

Year to date there were no expenditures made to outside investor relations.

The Company received approval to reduce the exercise price of 1,250,000 outstanding share purchases warrants and 625,000-share purchase warrants issued to two brokerage firms from $1.30 to $0.60. Each warrant entitles the holder to acquire one common share of the Company. The warrants, which are held by a total of 61, warrant holders, were issued pursuant to a private placement, which was completed on April 10, 2000. Insiders of the Company held less than 1% of the warrants. The expiry date of the warrants was also extended from April 10, 2001 to April 10, 2002.

The Company completed a non-brokered private placement of 2,759,200 units at a price of $0.25 per unit for gross proceeds of $689,800. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $0.35 into a common share of the Company for a period of one year.

On June 15, 2001, Lawrence O'Brien tendered his resignation as Chief Executive Officer and on July 3, 2001 Mr. O'Brien tendered his resignation as a director and Chairman of the Board.

Subsequent to the end of the period

Two addition contracts were added to our LiveLinks customer. Unfortunately due to the slow down in business for certain customers due to disruption of travel caused by September 11th 's tragic events, one client has cancelled and two clients have suspended their contracts. We are confident that as the industry stabilizes and the customers become aware of the added cost of 1-800 numbers and additional staffing that these clients will wish to go back on line.

The Company signed an agreement with Union Securities to provide fiscal assistance. After the events of September this agreement was put on hold by mutual consent until normal business and market condition return.

The Company announced that in response to the slow down in the travel business further cost cutting initiatives would be put in place to consolidate our resources and make the Company cash flow positive as soon as possible. This streamlining of operations includes a reduction in salaries from approximately $130,000 to $60,000 along with the implementation of other cost saving measures. The Company's near term concentration will be on moving existing product to market and we are confident that these cost cutting measures will not hinder the Company moving forward.

A joint venture agreement was signed with PZ Resort Systems to create an inventory management and reservations system for small hotel properties. The joint venture is based on a service bureau model with the hotel property paying a transaction fee for every booking that will be allocated between the Companies. It is anticipated that this joint venture will launch in the first quarter of 2002.

We thank our shareholders for their continued support.

On behalf of the Board

"Frank Wells"

SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Balance Sheet
as at February 28, 2001 and February 29, 2000
(Unaudited)

	2001	2000
ASSETS		
Current Assets:		
Cash and Term Deposits	$302,824	$(5,027)
Short Term Investments	0	1,695,999
Accounts Receivable & Prepaid Expenses	215,093	201,330
Other Receivables	433,858	230,387
	951,775	2,122,689
Capital Assets @ Cost	352,683	207,193
Software Technology & Deferred Development Costs	1,788,622	2,444,623
	$3,093,080	$4,774,505
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable & Accruals	$339,199	$112,887
	339,199	112,887
Shareholders' Equity		
Share Capital	14,964,059	12,223,881
Deficit	(12,210,178)	(7,562,263)
	2,753,881	4,661,618
	$3,093,080	$4,774,505

Approved on Behalf of the Board

....

Director Director

SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Operations and Deficit
as at February 28, 2001 and February 29, 2000
(unaudited)

	2001	2000
Sales	$280,840	$252,708
Interest and other Income	4,289	9,079
Total Income	285,129	261,787
Cost of Sales	138,690	137,812
Gross Income	**146,439**	**123,975**
Expenses:		
Bank Charges & Interest	981	2,030
Bad Debts	0	0
Business Development	34,568	320,013
Consulting Fees	134,588	0
Depreciation/Amortization	168,014	10,618
Foreign Exchange Gain/Loss	(1,144)	0
Legal & Accounting	93,980	42,886
Marketing	9,126	187,319
Office & General	106,995	24,122
Rent & Utilities	77,150	25,839
Agent & Filing Fees	5,281	20,818
Salaries and benefits	415,114	208,903
Total Expenses	**1,044,653**	**842,548**
Net Income (Deficit)	**(898,214)**	**(718,573)**
Deficit, beginning of the period	(11,311,964)	(6,843,690)
Deficit, end of the period	**$(12,210,178)**	**$(7,562,263)**

SCS SOLARS COMPUTING SYSTEMS INC.

Consolidated Statements of Cash Flows
as at February 28, 2001 and February 29, 2000
(unaudited)

	2001	2000
Cash Flows From Operating Activities		
Gain (Loss) for the period	$(898,214)	$(718,573)
Add items not involving cash:		
Depreciation/Amortization	168,014	10,618
Changes in non-cash operating working capital:		
Accounts receivable and prepaid expenses	(13,534)	(250,667)
Other Receivables	0	(121,634)
Accounts payable and accrued liabilities	74,143	0
Net cash provided by operating activities	**(669,591)**	**(1,080,256)**
Cash Flows From Investing Activities		
Purchase of short-term investments	750,720	0
Purchase of capital assets	(7,575)	(79,278)
Software technology and deferred development	0	(1,626,885)
Net cash used for investing activities	**743,145**	**(1,706,163)**
Cash Flows From Financing Activities:		
Issue of shares for cash	0	2,587,433
Net cash provided by financing activities	**0**	**2,587,433**
Increase (Decrease) In Cash	**73,554**	**(198,986)**
Cash, Beginning of Period	229,270	1,889,958
Cash, End of Period	**$302,824**	**$1,690,972**